UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 9)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 (“Amendment No. 9”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal.  Purchaser’s offer to purchase all of the issued and outstanding shares of Company Common Stock not already owned by the Danfoss Group at a price of $13.25 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase is hereinafter called the “Offer” and the $13.25 per share offer price is hereinafter called the “Offer Price.”   Purchaser’s offer to purchase all of the issued and outstanding shares of Company Common Stock not already owned by the Danfoss Group at a price of $14.00 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase is hereinafter called the “Increased Offer” and the $14.00 per share offer price is hereinafter called the “Increased Offer Price.”  Except as set forth in this paragraph, the first paragraph of the subsection “The Offer” of “Item 2.  Identity and Background of Filing Person” and in “Item 4.  The Solicitation or Recommendation”, all references to the “Offer” in this Schedule 14D-9 shall hereinafter be references to the “Increased Offer” and all references to the “Offer Price” in this Schedule 14D-9 shall hereinafter be references to the “Increased Offer Price.”

The information in the Schedule 14D-9 is incorporated in this Amendment No. 9 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Background of the Offer

The second sentence of the 71st paragraph of the subsection “Background of the Offer” is hereby deleted in its entirety and replaced with the following:

Later that morning K&E received a call from Reed Smith in which Reed Smith indicated that Danfoss would like to know what offer price (i) the Special Committee would be willing to recommend to the Company’s stockholders and (ii) would also be supported by Mason Capital.

The following is inserted after the last paragraph of the subsection “Background of the Offer”:

On the morning of April 23, 2010, K&E spoke to Mason Capital by telephone.  Mason Capital indicated that although it believed it could “justify” an offer price of $26.00 per share in Danfoss’ ongoing tender offer, it would be willing to accept an offer price of $20.00 per share.  Mason Capital further indicated that if the Special Committee was unwilling to recommend that the Company’s stockholders accept a price of $20.00 per share and tender their shares of Company Common Stock in the offer at that price, Mason Capital would like to have a conversation directly with Danfoss regarding the tender offer price.  K&E relayed this information to Mr. Loughrey and Lazard later that day.

In the morning of April 25, 2010, the Special Committee held a telephonic meeting with K&E and Lazard.  K&E reported on its conversations with Mason Capital on April 23, 2010.  The parties discussed possible offer prices that the Special Committee would be willing to recommend to the Company’s stockholders and whether Lazard would be in a position to deliver an opinion that such price is fair, from a financial point of view, to the Company’s unaffiliated stockholders.  Lazard indicated that while (i) it does not, as a matter of policy, express an opinion in hypothetical contexts and (ii) it could not in any event express a view without consulting its fairness opinion committee, it expected that, if asked, it could be in a position deliver an opinion that an offer price of $21.50 per share is fair, from a financial point of view, to the Company’s unaffiliated stockholders and that it further expected, with the caveats cited above, it could also be in a position to deliver such an opinion with respect to an

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offer price of $21.00 per share.  When asked about its ability to render such an opinion at an offer price below $21.00, Lazard, again with the caveats cited above, indicated that it could not say without consulting its fairness opinion committee, but indicated that it would likely be “tougher” to do so.  The Special Committee determined that it would inform Danfoss that the Special Committee would be willing to recommend that the Company’s unaffiliated stockholders accept an offer price of $21.50 and that it understood this offer price was also acceptable to Mason Capital.  The Special Committee decided that Mr. Loughrey should call Mr. Christiansen to relay this information.

Mr. Loughrey and Mr. Christiansen spoke by telephone later in the day on April 25, 2010.  Mr. Loughrey informed Mr. Christiansen that the Special Committee would be willing to recommend that the Company’s unaffiliated stockholders accept an offer price of $21.50 and that it understood this offer price was also acceptable to Mason Capital.  Mr. Christiansen told Mr. Loughrey that an offer price of $21.50 is well outside the range that the Danfoss board of directors had been considering and reflects a valuation of the Company greater than Danfoss believes is warranted.  Mr. Christiansen further indicated that Danfoss was not as confident as the Company’s management that the April Updated Management Projections would be achieved and Danfoss feels it might be best if it waited to see how events developed with respect to the Company and its business and condition over the next two to three years.  Mr. Loughrey told Mr. Christiansen that before Danfoss allows the tender offer process to run its course, Danfoss may wish to have a conversation with Mason Capital regarding an acceptable offer price as Mason Capital may have more flexibility in this regard than the Special Committee due to the Special Committee’s obligation to ensure the fairness of the transaction to all of the Company’s unaffiliated stockholders.

On the morning of April 26, 2010, K&E received a call from Reed Smith in which Reed Smith indicated that Danfoss was going to shortly send a letter to the Special Committee members and issue a press release stating that the Increased Offer Price of $14.00 per share is Danfoss’ best and final offer.  Shortly thereafter, Danfoss sent a letter to the Special Committee members and issued a press release to this effect.  The letter was attached to the press release.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)	Press Release issued by the Company on April 27, 2010

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

	By:	/s/ KENNETH D. MCCUSKEY
		Name:	Kenneth D. McCuskey
		Title:	Vice President and Chief Accounting Officer

Dated: April 27, 2010

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